SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection withRule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase Releases MGW FlashStreamer, a Real-Time Encoding & Streaming
Appliance Powered by the Adobe Flash Technology

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: February 17, 2009

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE RELEASES MGW FLASHSTREAMER, A REAL-TIME ENCODING
& STREAMING APPLIANCE POWERED BY THE ADOBE FLASH
TECHNOLOGY

MGW FlashStreamer is Optibase’s First Platform Specifically Designed
for Internet Video Applications

Herzeliya, Israel, February 17, 2009 – Optibase (NASDAQ:OBAS), a leading provider of advanced video solutions, today announced the release of the new MGW FlashStreamer encoding and streaming platform, which integrates Adobe® Flash® technology and is compatible with Adobe Flash Player software.

MGW FlashStreamer is an “all-in-one” compact appliance for broadcasting live and on-demand video over the Internet and private networks that incorporates a real-time video encoder, integrated storage for recording and storing thousands of hours of content and Adobe Flash Media Server software for streaming. It is compatible with the Adobe Flash Platform to ensure out-of-the-box performance with the ubiquitous Adobe Flash Player software, already installed on 98 percent of computers worldwide.

MGW FlashStreamer has an instant click-and-stream interface and an elegant and compact design, making it easily carried and operated anywhere. Video encoded by MGW FlashStreamer can be applied to a wide range of applications such as broadcast of live or on-demand lectures, conferences and meetings, training programs, courses, sports, live events and Internet TV. Such applications can be developed for Windows-based PCs, Mac systems, and most modern handheld devices and gaming consoles.

MGW FlashStreamer supports video streaming to hundreds of concurrent users directly from a single device. In addition, it can be easily configured to connect to an external streaming media server for implementations that require thousands of concurrent users. To ensure the widest market reach, MGW FlashStreamer enables websites to easily support both narrowband and broadband users.

The Adobe Flash Platform enables instant-on, seamless viewer experiences, extending average viewing times so that companies can boost brand awareness and more effectively monetize their content. According to a November 2008 study by independent research firm comScore, over 80 percent of worldwide online videos are viewed using Adobe Flash technology, making it the number one platform for video on the Web. The Adobe Flash Player software is already installed on 98 percent of Internet-connected desktops and a growing number of mobile devices, enabling publishers to rest assured that content will reliably reach audiences on the platform of their choice.

“Providing an all-in-one appliance for broadcasting live and on-demand video over the Internet is an innovative approach,” said Laurel Reitman, senior product manager for Flash Media Solutions at Adobe. “The MGW FlashStreamer appliance opens the possibility to deliver even more events using the Adobe Flash Platform – the number one format for video on the Web. With MGW FlashStreamer, broadcasters will be able to stream live or on-demand video on the spot – without having to set up an extensive back-end infrastructure.”

“With MGW FlashStreamer, you can create your own Internet TV channel within minutes,” said Nir Shalev, VP Marketing at Optibase. “By creating a click-and-stream device powered by the Adobe® Flash® technology, we are able to drastically simplify new deployments and reduce IT hassles. In addition, the large installed base of the Adobe Flash Player ensures that all viewers will be able to view the content generated by MGW FlashStreamer without any additional installation.”

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. For further information, please visit www.optibase.com.

This press release contains forward-looking statements such as statements with respect to the approval of the agreement by Scopus’ shareholders; the satisfaction of the closing conditions to the acquisition; the completion of the acquisition on stated terms; and the timing of the completion of the acquisition. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks relating to a failure to satisfy conditions to close the acquisition for any other reason, a delay in the consummation of the acquisition or a consummation of the acquisition on different terms, general economic conditions, risks relating to potential litigation and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.